Exhibit 99

FOR IMMEDIATE RELEASE

CONTACT: STEVEN G. ROGERS
              PRESIDENT & CHIEF EXECUTIVE OFFICER
              (601) 948-4091

PARKWAY PROPERTIES ANNOUNCES CHANGE IN ITS CHIEF FINANCIAL OFFICER POSITION

JACKSON, MISSISSIPPI – April 15, 2005 – Parkway Properties, Inc. (NYSE:PKY) announced today the resignation of Marshall A. Loeb, Executive Vice President and Chief Financial Officer. Mr. Loeb intends to join a non-competing Real Estate Investment Trust. Mr. Loeb has served as Chief Financial Officer since November 2000 and will remain with the Company through mid-May 2005. Sarah P. Clark, Senior Vice President of Strategic Planning and Investor Relations, will assume the position of Interim Chief Financial Officer until a replacement is appointed. Mrs. Clark previously served as Chief Financial Officer from 1994 through November 2000 and has been with the Company since 1986.

Mr. Loeb stated, "While I will miss the friends and relationships I've developed at Parkway since joining as an intern in 1990, I know Parkway is extremely well positioned in terms of the quality of its people, its earnings and the depth within the accounting and finance department."

Steven G. Rogers, President and Chief Executive Officer stated, "We will miss working with Marshall very much and wish him well in his new role. He has earned the respect of the industry as evidenced by this move. We are fortunate to have someone as experienced as Sarah Clark to step in until the Company has time to sufficiently evaluate a number of internal and external candidates. Sarah and I have worked together for over 17 years. Her industry knowledge and financial acumen is well established."

Parkway Properties, Inc. is a self-administered real estate investment trust specializing in operations, acquisition, ownership, management, and leasing of office properties. The Company is geographically focused on the Southeastern and Southwestern United States and Chicago. Parkway owns or has an interest in 64 office properties located in 11 states with an aggregate of approximately 11,868,000 square feet of leasable space as of April 15**,** 2005. The Company also offers fee-based real estate services through its wholly owned subsidiary, Parkway Realty Services.

Parkway Properties, Inc.'s press releases and additional information about the Company are available on the World Wide Web at www.pky.com.

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